# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/02/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-002078
Filed by CIK 0002014854
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 633,271; sole dispositive power 0; shared dispositive power 633,271; aggregate amount beneficially owned 633,271 (5.1% of the class)
- COGHILL CAPITAL MANAGEMENT LLC (CIK 0001162675): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 633,271; sole dispositive power 0; shared dispositive power 633,271; aggregate amount beneficially owned 633,271 (5.1% of the class)
- Drake Helix Holdings, LLC (CIK 0002077865): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 36,000; sole dispositive power 0; shared dispositive power 36,000; aggregate amount beneficially owned 36,000 (0.3% of the class)
- CDC Financial, Inc. (CIK 0002077836): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 669,271; sole dispositive power 0; shared dispositive power 669,271; aggregate amount beneficially owned 669,271 (5.4% of the class)
- COGHILL CLINT D (CIK 0001235155): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 669,271; sole dispositive power 0; shared dispositive power 669,271; aggregate amount beneficially owned 669,271 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Stoney Lonesome and Drake Helix were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 633,271 Shares directly owned by Stoney Lonesome is approximately $3,349,904, including brokerage commissions. The aggregate purchase price of the 36,000 Shares directly owned by Drake Helix is approximately $121,947, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On September 2, 2025, the Reporting Persons issued a presentation (the "Presentation") in connection with the Proposed Merger between the Issuer and Buyerlink. In the Presentation, the Reporting Persons announced their intention to vote against the Proposed Merger and the reasons therefor, including, among others, the Reporting Persons' belief that (i) minority stockholders will suffer immense value destruction, (ii) the Special Committee and the Board's process in approving the Proposed Merger was flawed, (iii) the Issuer's Chairman and CEO Payam Zamani is set to receive a substantial windfall at the expense of minority stockholders and (iv) the combined company will result in a non-sensical conglomerate structure without apparent synergies.

The foregoing description of the Presentation is qualified in its entirety by reference to the full text of the Presentation, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 12,469,941 Shares outstanding as of August 18, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 29, 2025.

As of the date hereof, Stoney Lonesome directly beneficially owned 633,271 Shares, constituting approximately 5.1% of the Shares outstanding. CCM, as the general partner of Stoney Lonesome, may be deemed the beneficial owner of the 633,271 Shares directly owned by Stoney Lonesome, constituting approximately 5.1% of the Shares outstanding.

As of the date hereof, Drake Helix directly beneficially owned 36,000 Shares, constituting approximately 0.3% of the Shares outstanding.

CDC Financial, as the managing member of each of CCM and Drake Helix, may be deemed the beneficial owner of the (i) 633,271 Shares directly owned by Stoney Lonesome and (ii) 36,000 Shares directly owned by Drake Helix, constituting approximately 5.4% of the Shares outstanding. Mr. Coghill, as the President and sole shareholder of CDC Financial, may be deemed the beneficial owner of the (i) 633,271 Shares directly owned by Stoney Lonesome and (ii) 36,000 Shares directly owned by Drake Helix, constituting approximately 5.4% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
2 - Transactions in Securities.

99.1 - Presentation, dated September 2, 2025.

## Signatures
- Stoney Lonesome HF LP: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of the managing member of its general partner (09/02/2025)
- COGHILL CAPITAL MANAGEMENT LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (09/02/2025)
- Drake Helix Holdings, LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (09/02/2025)
- CDC Financial, Inc.: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder (09/02/2025)
- COGHILL CLINT D: /s/ Clint D. Coghill, Clint D. Coghill (09/02/2025)